

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

<u>Via E-mail</u>
Lane J. Castleton
Chief Financial Officer
Abtech Holdings, Inc.
4110 N. Scottsdale Road, Suite 235
Scottsdale, AZ 85251

> **Re:**   **Abtech Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 7, 2013**
> **File No. 333-180721**

Dear Mr. Castleton:

We have reviewed your response letter and the amendment to your registration statement, and we have the following comments.

<u>General</u>

1.   To the extent you intend to seek effectiveness before updated financial statements are required by Rule 8-08 of Regulation S-X, please confirm that you will timely file your March 31, 2013 Form 10-Q, and confirm, if true, that no material adverse trends, events or transactions have occurred after December 31, 2012 that would materially impact an investor's understanding of your financial condition, results of operations and cash flows.

<u>Consolidated Financial Statements, page F-1</u>

<u>Note 17 – Subsequent Events, page F-26</u>

2.   We note your response to prior comment six; however, we also note your auditor has provided a currently dated consent, and we note that events disclosed in a subsequent event, that occur after the date of the auditors' report, may be labeled as "unaudited". Please revise your disclosures accordingly.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Jaime Brennan, Squire Sanders LLP (*via e-mail*)